AH 3·1·2004

04001838

D STATES
CHANGE COMMISSION
ı, D.C. 20549

VF 2-27-04

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33274

RECEIVED FEB 23 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K-ONE INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 1548
(No. and Street)

NEW YORK (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES S. ALTSCHUL (212) 370-1880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES SLOAN ALTSCHUL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K-ONE INVESTMENT COMPANY, INC., as of DEC. 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIE LYNETTE BENEFIELD
Notary Public, State of Texas
My Commission Expires
May 28, 2006

James Sloan Altschul
Signature

PRESIDENT
Title

Janie Lynette Benefield
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: K-ONE INVESTMENT COMPANY, INC. [0013]

SEC File Number: 8- 33274 [0014]

Address of Principal Place of Business: 230 PARK AVENUE, SUITE 1548 [0020]

NEW YORK [0021] NY [0022] 10169 [0023]

Firm ID: 16156 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: James Sloan Altschul, Presiden [0030] Phone: (212)370-1880 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

K-One Investment Company, Inc.

Accountants' Report and Audited Focus Report

December 31, 2003

K-One Investment Company, Inc.

December 31, 2003

Contents

BKD LLP

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

Independent Accountants' Report

Board of Directors
K-One Investment Company, Inc.
Fort Smith, Arkansas

We have audited the accompanying statement of financial condition (pages 2 to 5) of K-One Investment Company, Inc. as of December 31, 2003, and the related income statement (pages 6 and 7), changes in ownership equity (page 13), and cash flows (page 17) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K-One Investment Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
February 6, 2004

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	20,111 [0200]		20,111 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. ***Spot* commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	29 [0680]	29 [0920]
11. Other assets	[0535]	3,285 [0735]	3,285 [0930]
12. **TOTAL ASSETS**	20,111 [0540]	3,314 [0740]	23,425 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. *Securities sold not yet purchased,* at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	515 [1205]	[1385]	515 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	515 [1230]	0 [1450]	515 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	21,000 [1792]
C. Additional paid-in capital	23,772 [1793]
D. Retained earnings	-21,862 [1794]
E. Total	22,910 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	22,910 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	23,425 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
01/01/2003 [3932]	12/31/2003 [3933]	12 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	53,191 [3995]
9.	Total revenue	53,191 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		25,763 [4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		5,126 [4195]
15.	Other expenses		14,022 [4100]
16.	Total expenses		44,911

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		8,280 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		8,280 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-6,494 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		22,910 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		22,910 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		22,910 [3530]
6.	*Deductions and/or charges:*		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	3,314 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-3,314 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		19,596 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		

1. **Exempted securities**		[3735]	
2. **Debt securities**		[3733]	
3. **Options**		[3730]	
4. **Other securities**		[3734]	
D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			19,596 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	34 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	14,596 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	19,544 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of *Financial Condition*			515 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts (List)**			

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 515 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 3 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		32,137 [4240]
	A. **Net income (loss)**		8,280 [4250]
	B. **Additions (includes non-conforming capital of**	[4262])	1,393 [4260]
	C. **Deductions (includes non-conforming capital of**	[4272])	-18,900 [4270]
2.	Balance, end of period (From item 1800)		22,910 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. **Increases**	[4310]
	B. **Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2003 [8005] and ending 12/31/2003 [8006]

SEC File Number: 33274 [8011]

Firm ID: 16156

1. Name of Broker Dealer: K-ONE INVESTMENT COMPANY, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ____ [8053]	Phone: ____ [8057]
Name: ____ [8054]	Phone: ____ [8058]
Name: ____ [8055]	Phone: ____ [8059]
Name: ____ [8056]	Phone: ____ [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	Yes ○	No ●	[8073]
4. Respondent is registered as a specialist on a national securities exchange:	Yes ○	No ●	[8074]
5. Respondent makes markets in the following securities:			
(a) **equity securities**	Yes ○	No ●	[8075]
(b) **municipals**	Yes ○	No ●	[8076]
(c) **other debt instruments**	Yes ○	No ●	[8077]
6. Respondent is registered solely as a municipal bond dealer:	Yes ○	No ●	[8078]
7. Respondent is an insurance company or an affiliate of an insurance company:	Yes ○	No ●	[8079]
8. Respondent carries its own public accounts:	Yes ○	No ●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) **Public customer accounts** ________ [8080]

(b) ***Omnibus accounts*** ________ [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a) **Direct Mail (New York Stock Exchange Members Only)** ☐ [8086]

(b) **Self Clearing** ☐ [8087]

(c) **Omnibus** ☐ [8088]

(d) **Introducing** ☐ [8089]

(e) **Other** ☐ [8090]

(f) **Not Applicable** ☑ [8091]

12. Yes ○ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) **American** ☐ [8120]

(2) **Boston** ☐ [8121]

(3) **CBOE** ☐ [8122]

(4) **Midwest** ☐ [8123]

(5) **New York** ☐ [8124]

(6) **Philadelphia** ☐ [8125]

(7) **Pacific Coast** ☐ [8126]

(8) **Other** ☐ [8129]

13. Employees:

(a) **Number of full-time employees** 1 [8101]

(b) **Number of full-time employees registered representatives employed by respondent included in 13(a)** 1 [8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	**equity securities transactions effected on a national securities exchange**	[8107]
(b)	**equity securities transactions effected other than on a national securities exchange**	[8108]
(c)	**commodity, bond, option, and other transactions effected on or off a national securities exchange**	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ◉ No ○ [8111]

18. Number of branch officies operated by respondent — 0 [8112]

19. Yes ○ No ◉ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** [8131]

(c) **Type of institution** [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ○ No ◉ [8113]

21. Yes ○ No ◉ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ○ No ◉ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ○ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

K-One Investment Company, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Operating Activities		
Net income	$	8,280
Item not requiring cash		
Depreciation		57
Changes in		
Prepaid expenses		(380)
Accounts payable and accrued expenses		515
Net cash provided by operating activities		8,472
Financing Activities		
Proceeds from issuance of common stock		1,393
Net cash provided by financing activities		1,393
Increase in Cash		9,865
Cash, Beginning of Year		10,246
Cash, End of Year	$	20,111
Noncash Financing Activities		
Distribution to shareholder	$	18,900

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company's revenues are predominately earned from underwriting fees and commissions from Regulation A and Regulation D public and private offerings. Underwritings are provided primarily for corporate real estate ventures throughout California, Texas, Colorado and Arkansas. The Company has unsecured accounts receivable for revenues earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost or fair market value at the date of contribution for contributed assets. Depreciation is computed using the straight-line method over the estimated useful life of each asset.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Self Insurance

The Company has elected to self-insure all insurable risks. Costs resulting from losses are charged to income when incurred.

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2003

Note 2: Income Taxes

The tax effects of temporary differences related to deferred taxes shown on the balance sheet as of December 31, 2003, were:

Deferred tax assets		
General business credit carryforwards	$	474
Net operating loss carryforwards		7,213
Net deferred tax asset before valuation allowance		7,687
Valuation allowance		
Beginning balance		(11,328)
Decrease during period		3,641
Ending balance		(7,687)
Net deferred tax asset	$	0

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (34%)	$	2,815
Increase (decrease) resulting from:		
Changes in deferred tax asset valuation allowance		(3,641)
Other		826
Actual tax benefit	$	0

As of December 31, 2003, the Company had approximately $474 of general business credits available to offset future federal income taxes. The credits have no expiration date. The Company also has unused operating loss carryforwards of $18,423 which expire between 2006 and 2022.

Note 3: Related Party Transactions

The Company received $1,000 in revenues from an officer and stockholder during 2003.

The Company operates out of an affiliate's office which is owned by an officer and shareholder of the Company. The Company paid $1,178 in expense reimbursements to the affiliate during 2003. In addition, the Company paid $17,863 in commissions and $7,500 in directors' fees to its stockholders.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital based on this rule of $19,596, which was in excess of its required net capital of $5,000.

Note 5: Net Capital Reconciliation

Net capital on initially filed FOCUS report	$	17,615
Adjusting for over accrued regulatory fees		2,496
Adjusting for transaction fees not recorded		(515)
Net capital per audited FOCUS report	$	19,596

Note 6: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Self Insurance

The Company has elected to insure all insurable risks. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. As of the date of these financial statements, the Company does not expect to incur any losses pertaining to these risks. No losses have been accrued. It is reasonably possible that this estimate could change materially in the near term.

Major Customers

Substantially, all of the Company's revenues are earned from underwriting fees and commissions from Regulation A and Regulation D public and private offerings. There are a limited number of available offerings. Ninety-one percent of the Company's 2003 revenues were earned from one unrelated customer.

BKD LLP

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
K-One Investment Company, Inc.
Fort Smith, Arkansas

In planning and performing our audit of the financial statements of K-One Investment Company, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(a) Making quarterly securities examinations, counts, verifications, and comparisons

(b) Recordation of differences required by rule 17a-13

(c) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting system and control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of K-One Investment Company, Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated February 6, 2004.

> The Company's accounting functions are performed by a single employee. These duties include receipt and deposit of funds; preparing, signing and recording of checks; maintaining the general ledger and bank account reconciliations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Fort Smith, Arkansas
February 6, 2004

K-One Investment Company, Inc.

Accountants' Report and Financial Statements

December 31, 2003 and 2002

BKD LLP

K-One Investment Company, Inc.
December 31, 2003 and 2002

Contents

BKD LLP

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

Independent Accountants' Report

Board of Directors
K-One Investment Company, Inc.
Fort Smith, Arkansas

We have audited the accompanying balance sheets of K-One Investment Company, Inc. as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K-One Investment Company, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Smith, Arkansas
February 6, 2004

K-One Investment Company, Inc.

Balance Sheets

December 31, 2003 and 2002

Assets

	2003	2002
Current Assets		
Cash	$ 20,111	$ 10,246
Prepaid expenses	3,285	2,905
Total current assets	23,396	13,151
Property and Equipment, At Cost		
Office furniture and fixtures	848	848
Less accumulated depreciation	819	762
	29	86
Other Assets, At Cost		
Investments	—	18,900
	$ 23,425	$ 32,137

Liabilities and Stockholders' Equity

	2003	2002
Current Liabilities		
Accrued expenses	$ 515	$ —
Total current liabilities	515	0
Stockholders' Equity		
Common stock, $1 par value; authorized 25,000 shares; issued and outstanding 2003 - 21,000 shares, 2002 – 19,607 shares	21,000	19,607
Additional paid-in capital	23,772	42,672
Retained earnings (deficit)	(21,862)	(30,142)
Total stockholders' equity	22,910	32,137
	$ 23,425	$ 32,137

K-One Investment Company, Inc.

Statements of Income

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues	$ 52,985	$ 10,000
Operating Expenses		
Commissions	17,863	—
Professional fees	10,443	6,221
Bonuses	400	—
Directors' fees	7,500	—
Insurance	648	582
Regulatory expense	5,126	4,732
Bank charges	169	237
Taxes and licenses	53	57
Utilities	20	104
Travel and lodging	1,082	—
Depreciation	58	76
Postage and supplies	1,549	—
	44,911	12,009
Operating Income (Loss)	8,074	(2,009)
Other Income	206	136
Income (Loss) Before Income Taxes	8,280	(1,873)
Credit for Income Taxes	—	(309)
Net Income (Loss)	$ 8,280	$ (1,564)

K-One Investment Company, Inc.
Statements of Stockholders' Equity
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance (Deficit), January 1, 2002	$ 19,607	$ 42,672	$ (28,578)	$ 33,701
Net loss	—	—	(1,564)	(1,564)
Balance (Deficit), December 31, 2002	19,607	42,672	(30,142)	32,137
Net income	—	—	8,280	8,280
Purchase of stock (1,393 shares)	1,393	—	—	1,393
Distribution of investment securities	—	(18,900)	—	(18,900)
Balance (Deficit), December 31, 2003	$ 21,000	$ 23,772	$ (21,862)	$ 22,910

K-One Investment Company, Inc.

Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Operating Activities		
Net income (loss)	$ 8,280	$ (1,564)
Item not requiring cash		
Depreciation	57	76
Changes in		
Prepaid expenses	(380)	852
Accounts payable and accrued expenses	515	—
Income taxes payable	—	(309)
Net cash provided by (used in) operating activities	8,472	(945)
Investing Activities		
Repayments to affiliates	—	(1,096)
Net cash used in investing activities	0	(1,096)
Financing Activities		
Proceeds from issuance of common stock	1,393	—
Net cash provided by financing activities	1,393	0
Increase (Decrease) in Cash	9,865	(2,041)
Cash, Beginning of Year	10,246	12,287
Cash, End of Year	$ 20,111	$ 10,246
Noncash Financing Activities		
Distribution to shareholder	$ 18,900	$ —

K-One Investment Company, Inc.
Notes to Financial Statements
December 31, 2003 and 2002

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company's revenues are predominately earned from underwriting fees and commissions from Regulation A and Regulation D public and private offerings. Underwritings are provided primarily for corporate real estate ventures throughout California, Texas, Colorado and Arkansas. The Company has unsecured accounts receivable for revenues earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Self Insurance

The Company has elected to self-insure all insurable risks. Costs resulting from losses are charged to income when incurred.

Note 2: Income Taxes

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2003	2002
Deferred tax assets		
General business credit carryforwards	$ 474	$ 474
Net operating loss carryforwards	7,213	10,854
Net deferred tax asset before valuation allowance	7,687	11,328
Valuation allowance		
Beginning balance	(11,328)	(10,505)
(Increase) decrease during period	3,641	(823)
Ending balance	(7,687)	(11,328)
Net deferred tax asset	$ 0	$ 0

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2003	2002
Computed at the statutory rate (34%)	$ 2,815	$ (636)
Increase (decrease) resulting from:		
Changes in deferred tax asset valuation allowance	(3,641)	823
Other	826	(496)
Actual tax benefit	$ 0	$ (309)

As of December 31, 2003, the Company had approximately $474 of general business credits available to offset future federal income taxes. The credits have no expiration date. The Company also has unused operating loss carryforwards of $18,423, which expire between 2006 and 2022.

Note 3: Related Party Transactions

The Company operates out of an affiliate's office which is owned by an officer and shareholder of the Company. The Company paid $1,178 in expense reimbursements to the affiliate during 2003. In addition, the Company paid $17,863 in commissions and $7,500 in directors' fees to its stockholders.

The Company received $1,000 in commissions during 2003 from an officer and stockholder and $10,000 in revenues from an affiliated company during 2002.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003 and 2002, the Company had net capital based on this rule of $19,596 and $10,246 respectively, which was in excess of its required net capital of $5,000.

Note 5: Net Capital Reconciliation

	2003	2002
Net capital on initially filed FOCUS report	$ 17,615	$ 9,937
Adjusting income taxes payable to actual	—	309
Adjusting for over accrued regulatory fees	2,496	
Adjusting for transaction fees not recorded	(515)	—
Net capital per audited FOCUS report	$ 19,596	$ 10,246

Note 6: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Self Insurance

The Company has elected to insure all insurable risks. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. As of the date of these financial statements, the Company does not expect to incur any losses pertaining to these risks. No losses have been accrued. It is reasonably possible that this estimate could change materially in the near term.

Major Customers

Substantially, all of the Company's revenues are earned from underwriting fees and commissions from Regulation D private offerings. There are a limited number of available offerings. Ninety-one percent of the Company's 2003 revenues were earned from one unrelated customer, while 100% of its 2002 revenues were earned from one affiliated company.